Macquarie Bank Limited
ABN 46 008 583 542

Macquarie Bank Limited.

File Number: 82-34740

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414



04030137

10th May 2004

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

Since the last notification to ASX of the position at 31 March 2004, there have been no changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue.

Thus, at 30 April 2004 the number of issued fully paid ordinary $1.00 shares was 215,916,285.

Since the last notification to the ASX, the following new options have been issued:

• 52,500 options exercisable at $36.71 each and expiring on 8 April 2009 (MBL0260); and

• 27,500 options exercisable at $35.54 each and expiring on 22 April 2009 (MBL0261).

Also, since the last notification to ASX, the following options have lapsed unexercised:

• 10,368 options exercisable at $34.71 each and expiring on 2 August 2006 (MBL0029);

• 1,666 options exercisable at $34.71 each and expiring on 31 August 2006 (MBL0040);

• 3,333 options exercisable at $34.71 each and expiring on 28 September 2006 (MBL0052);

• 10,000 options exercisable at $30.51 each and expiring on 1 August 2007

(MBL0118);

- 27,212 options exercisable at $30.51 each and expiring on 30 August 2007 (MBL0124);

- 5,000 options exercisable at $28.93 each and expiring on 23 August 2008 (MBL0199);

- 7,000 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202); and

- 21,671 options exercisable at $28.74 each and expiring on 24 September 2008 (MBL0207).

The number of options on issue at 30 April 2004 was 25,787,144, all exercisable into one share per option.

Yours faithfully

Dennis Leong
Company Secretary

Listing of Macquarie Bank Limited Options

As at 30 April 2004

MBL Code	Number	Exercise Price	Expiry Date
MBL0001	100,000	$27.98	1/02/2006
MBL0002	6,668	$27.71	2/02/2006
MBL0003	12,500	$18.51	26/02/2006
MBL0004	5,000	$28.39	27/02/2006
MBL0007	5,000	$28.19	20/03/2006
MBL0010	5,000	$28.00	2/04/2006
MBL0012	12,500	$27.04	17/04/2006
MBL0014	5,000	$28.55	19/04/2006
MBL0015	12,500	$28.05	20/04/2006
MBL0016	3,334	$28.50	23/04/2006
MBL0017	5,000	$26.85	24/04/2006
MBL0018	5,000	$27.60	28/05/2006
MBL0019	5,000	$27.77	29/05/2006
MBL0020	5,000	$27.53	6/06/2006
MBL0021	3,334	$27.58	15/06/2006
MBL0023	5,000	$28.19	24/07/2006
MBL0025	5,000	$29.72	27/07/2006
MBL0027	5,000	$28.15	31/07/2006
MBL0028	3,334	$28.46	1/08/2006
MBL0029	4,215,358	$34.71	2/08/2006
MBL0030	5,000	$30.25	3/08/2006
MBL0031	5,000	$28.21	7/08/2006
MBL0033	10,000	$29.50	9/08/2006
MBL0035	3,334	$29.35	13/08/2006
MBL0036	1,666	$35.99	27/08/2006
MBL0037	5,000	$34.71	28/08/2006
MBL0038	5,000	$35.41	29/08/2006
MBL0040	692,898	$34.71	31/08/2006
MBL0041	5,000	$34.82	3/09/2006
MBL0042	5,000	$27.60	4/09/2006
MBL0044	16,666	$31.48	5/09/2006
MBL0046	20,000	$28.19	20/09/2006
MBL0047	12,500	$32.20	21/09/2006
MBL0048	12,500	$36.66	24/09/2006
MBL0049	12,500	$36.48	25/09/2006
MBL0050	12,500	$35.95	26/09/2006
MBL0051	10,000	$33.01	27/09/2006
MBL0052	230,866	$34.71	28/09/2006
MBL0053	5,000	$35.93	1/10/2006
MBL0056	5,000	$29.72	8/10/2006


RECEIVED 2004 MAY 17 A 10: 13 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Listing of Macquarie Bank Limited Options

<u>As at 30 April 2004</u>

MBL Code	Number	Exercise Price	Expiry Date
MBL0057	5,000	$37.52	9/10/2006
MBL0058	5,000	$36.68	12/10/2006
MBL0059	5,000	$28.39	15/10/2006
MBL0061	12,500	$37.75	29/10/2006
MBL0062	12,500	$37.05	30/10/2006
MBL0063	5,000	$37.26	31/10/2006
MBL0064	5,000	$37.94	7/11/2006
MBL0066	5,000	$36.85	13/11/2006
MBL0067	5,000	$36.86	14/11/2006
MBL0069	5,000	$35.71	16/11/2006
MBL0070	32,500	$37.58	22/11/2006
MBL0071	12,500	$36.84	26/11/2006
MBL0072	5,000	$36.05	3/12/2006
MBL0073	5,000	$35.71	5/12/2006
MBL0074	12,500	$36.36	10/12/2006
MBL0075	5,000	$37.55	20/12/2006
MBL0076	12,500	$37.67	25/01/2007
MBL0077	5,000	$37.47	4/02/2007
MBL0078	5,000	$36.08	12/03/2007
MBL0079	17,500	$36.54	13/03/2007
MBL0080	10,000	$36.34	14/03/2007
MBL0081	5,000	$35.24	15/03/2007
MBL0083	5,000	$36.85	19/03/2007
MBL0084	5,000	$35.15	20/03/2007
MBL0086	5,000	$36.85	22/03/2007
MBL0087	5,000	$36.67	25/03/2007
MBL0088	5,000	$36.68	26/03/2007
MBL0089	32,500	$36.55	27/03/2007
MBL0092	12,500	$36.34	1/04/2007
MBL0094	12,500	$34.82	3/04/2007
MBL0095	12,500	$35.99	4/04/2007
MBL0096	5,000	$35.22	5/04/2007
MBL0097	5,000	$35.59	8/04/2007
MBL0098	5,000	$37.35	9/04/2007
MBL0099	5,000	$36.67	10/04/2007
MBL0101	5,000	$36.95	18/04/2007
MBL0102	5,000	$33.16	23/05/2007
MBL0103	5,000	$35.31	24/05/2007
MBL0105	5,000	$32.76	28/05/2007
MBL0106	5,000	$33.12	29/05/2007
MBL0107	45,000	$33.54	4/07/2007

Listing of Macquarie Bank Limited Options

<u>As at 30 April 2004</u>

MBL Code	Number	Exercise Price	Expiry Date
MBL0108	5,000	$33.45	5/07/2007
MBL0109	12,500	$33.05	8/07/2007
MBL0111	5,000	$36.00	10/07/2007
MBL0113	12,500	$33.20	12/07/2007
MBL0115	5,000	$33.19	19/07/2007
MBL0116	12,500	$33.06	22/07/2007
MBL0117	5,000	$32.47	23/07/2007
MBL0118	5,134,875	$30.51	1/08/2007
MBL0119	5,000	$33.45	23/08/2007
MBL0120	17,500	$31.54	26/08/2007
MBL0121	5,000	$32.77	27/08/2007
MBL0122	5,000	$33.06	28/08/2007
MBL0123	12,500	$33.10	29/08/2007
MBL0124	888,938	$30.51	30/08/2007
MBL0125	5,000	$31.49	2/09/2007
MBL0126	12,500	$32.90	3/09/2007
MBL0128	5,000	$31.28	5/09/2007
MBL0129	20,000	$30.51	6/09/2007
MBL0130	1,537	$30.51	10/10/2007
MBL0131	219,900	$30.51	11/10/2007
MBL0132	5,000	$33.20	14/10/2007
MBL0133	20,000	$26.45	15/10/2007
MBL0134	5,000	$37.43	16/10/2007
MBL0135	5,000	$31.28	21/10/2007
MBL0136	5,000	$25.04	24/10/2007
MBL0138	5,000	$24.48	28/10/2007
MBL0139	1,281	$24.57	5/11/2007
MBL0140	17,300	$30.51	20/11/2007
MBL0141	5,000	$33.20	29/11/2007
MBL0142	292,800	$30.51	24/12/2007
MBL0143	12,500	$27.18	27/12/2007
MBL0144	25,000	$31.54	30/12/2007
MBL0146	5,000	$26.45	2/01/2008
MBL0147	12,500	$31.56	3/01/2008
MBL0149	12,500	$21.66	3/02/2008
MBL0150	5,000	$30.22	4/02/2008
MBL0151	5,000	$23.48	24/01/2008
MBL0152	5,000	$22.42	6/02/2008
MBL0153	5,000	$20.44	10/02/2008
MBL0155	5,000	$23.03	12/02/2008
MBL0156	5,000	$20.50	13/02/2008

Listing of Macquarie Bank Limited Options

<u>As at 30 April 2004</u>

MBL Code	Number	Exercise Price	Expiry Date
MBL0158	5,000	$22.76	19/02/2008
MBL0160	5,000	$21.54	4/03/2008
MBL0161	5,000	$23.82	5/03/2008
MBL0162	3,000	$22.22	6/03/2008
MBL0163	5,000	$25.23	7/03/2008
MBL0165	5,000	$23.82	12/03/2008
MBL0166	5,000	$21.23	13/03/2008
MBL0167	32,500	$25.82	14/03/2008
MBL0168	12,500	$20.57	17/03/2008
MBL0169	12,500	$25.23	24/03/2008
MBL0170	32,500	$25.15	1/04/2008
MBL0171	12,500	$25.68	2/04/2008
MBL0172	32,500	$24.20	22/04/2008
MBL0173	5,000	$25.94	23/04/2008
MBL0174	12,500	$24.20	24/04/2008
MBL0175	12,500	$24.27	28/04/2008
MBL0176	12,500	$24.67	6/05/2008
MBL0177	5,000	$24.85	7/05/2008
MBL0178	5,000	$24.40	8/05/2008
MBL0179	5,000	$24.71	8/05/2008
MBL0181	12,500	$25.92	13/05/2008
MBL0182	32,500	$24.58	22/05/2008
MBL0183	5,000	$24.22	23/05/2008
MBL0184	5,000	$24.25	26/05/2008
MBL0185	5,000	$21.12	28/05/2008
MBL0186	5,000	$33.43	25/06/2008
MBL0187	5,000	$24.98	14/07/2008
MBL0188	5,000	$24.98	16/07/2008
MBL0189	12,500	$24.93	17/07/2008
MBL0190	5,000	$24.49	27/07/2008
MBL0191	5,000	$25.00	28/07/2008
MBL0192	5,000	$26.05	31/07/2008
MBL0193	12,500	$26.51	1/08/2008
MBL0194	5,000	$26.21	4/08/2008
MBL0195	12,500	$24.42	19/08/2008
MBL0196	5,000	$28.99	20/08/2008
MBL0197	12,500	$29.06	21/08/2008
MBL0198	5,000	$28.02	22/08/2008
MBL0200	5,000	$29.00	26/08/2008
MBL0201	12,500	$28.41	2/09/2008
MBL0202	6,457,823	$28.74	28/08/2008

Listing of Macquarie Bank Limited Options

As at 30 April 2004

MBL Code	Number	Exercise Price	Expiry Date
MBL0203	5,000	$29.46	16/09/2008
MBL0204	5,000	$29.46	15/09/2008
MBL0205	5,000	$24.17	17/09/2008
MBL0206	12,500	$28.74	26/09/2008
MBL0207	769,080	$28.74	24/09/2008
MBL0208	12,500	$24.54	22/09/2008
MBL0209	72,875	$28.74	1/10/2008
MBL0210	5,000	$29.04	29/09/2008
MBL0211	5,000	$29.96	30/09/2008
MBL0212	5,000	$29.46	2/10/2008
MBL0213	12,500	$24.53	8/10/2008
MBL0214	5,000	$29.11	9/10/2008
MBL0215	12,500	$28.64	13/10/2008
MBL0216	32,500	$30.26	12/10/2008
MBL0217	12,500	$24.28	20/10/2008
MBL0218	5,000	$32.82	21/10/2008
MBL0219	5,000	$31.39	22/10/2008
MBL0220	5,000	$29.91	23/10/2008
MBL0221	5,000	$22.22	24/10/2008
MBL0222	40,000	$28.74	30/10/2008
MBL0223	5,000	$29.78	3/11/2008
MBL0224	12,500	$29.72	4/11/2008
MBL0225	5,000	$31.18	31/10/2008
MBL0226	5,000	$34.49	6/11/2008
MBL0227	5,000	$26.84	1/09/2008
MBL0228	12,500	$29.00	5/11/2008
MBL0229	12,500	$34.49	9/11/2008
MBL0230	5,000	$35.39	10/11/2008
MBL0231	5,000	$31.74	7/11/2008
MBL0232	5,000	$32.48	12/11/2008
MBL0233	12,500	$34.44	14/11/2008
MBL0234	12,500	$34.72	17/11/2008
MBL0235	5,000	$33.99	21/11/2008
MBL0236	12,500	$31.31	20/11/2008
MBL0237	5,000	$34.40	18/11/2008
MBL0238	5,000	$24.53	3/12/2008
MBL0239	5,000	$35.49	5/12/2008
MBL0240	12,500	$34.91	10/12/2008
MBL0241	5,000	$21.66	11/12/2008
MBL0242	3,000	$28.74	16/12/2008
MBL0243	5,000	$34.60	12/12/2008

Listing of Macquarie Bank Limited Options

As at 30 April 2004

MBL Code	Number	Exercise Price	Expiry Date
MBL0245	4,300	$28.74	23/12/2008
MBL0246	5,000	$24.85	22/12/2008
MBL0247	12,500	$34.78	8/01/2009
MBL0248	12,500	$34.78	8/01/2009
MBL0249	17,500	$33.95	22/01/2009
MBL0250	12,500	$28.96	2/02/2009
MBL0251	2,900	$30.51	1/08/2007
MBL0252	10,000	$33.45	9/02/2009
MBL0253	10,000	$33.45	9/02/2009
MBL0254	22,500	$33.45	9/02/2009
MBL0255	5,000	$32.48	9/02/2009
MBL0256	35,000	$33.76	8/03/2009
MBL0257	17,500	$34.67	22/03/2009
MBL0258	5,000	$24.62	8/03/2009
MBL0259	5,000	$24.58	9/03/2009
MBL0260	52,500	$36.71	8/04/2009
MBL0261	27,500	$35.54	22/04/2009
MBLADV	5,668	$14.52	8/06/2004
MBLADW	1,582,679	$18.51	13/08/2004
MBLAEA	3,000	$19.00	19/08/2004
MBLAEE	10,000	$19.09	25/08/2004
MBLAEG	86,338	$18.51	31/08/2004
MBLAEJ	5,000	$18.14	6/09/2004
MBLAEL	10,000	$18.51	24/09/2004
MBLAEM	34,168	$18.51	27/09/2004
MBLAEN	5,000	$18.51	11/10/2004
MBLAEO	5,000	$18.86	9/11/2004
MBLAET	14,168	$18.51	25/11/2004
MBLAEU	22,500	$20.29	29/11/2004
MBLAEZ	1,668	$20.01	7/12/2004
MBLAFA	5,000	$20.18	9/12/2004
MBLAFB	5,000	$19.52	10/12/2004
MBLAFF	12,500	$19.97	24/01/2005
MBLAFL	2,487,892	$23.94	21/07/2005
MBLAFO	1,668	$24.14	22/03/2005
MBLAFP	5,000	$24.56	24/03/2005
MBLAFQ	2,500	$24.44	27/03/2005
MBLAFR	32,500	$23.76	28/03/2005
MBLAFT	50,000	$23.94	2/08/2005
MBLAFU	65,657	$23.94	11/08/2005
MBLAFV	1,668	$18.51	3/08/2005

Listing of Macquarie Bank Limited Options

As at 30 April 2004

MBL Code	Number	Exercise Price	Expiry Date
MBLAFX	5,000	$24.29	5/08/2005
MBLAFZ	10,000	$24.69	7/08/2005
MBLAGC	12,083	$23.94	8/08/2005
MBLAGE	1,668	$23.06	13/08/2005
MBLAGF	8,500	$24.16	14/08/2005
MBLAGG	1,700	$24.24	15/08/2005
MBLAGH	5,000	$23.63	17/08/2005
MBLAGI	5,000	$23.76	18/08/2005
MBLAGJ	12,500	$24.43	19/08/2005
MBLAGK	5,000	$24.04	20/08/2005
MBLAGN	5,836	$24.56	24/08/2005
MBLAGO	1,700	$25.37	25/08/2005
MBLAGP	1,668	$25.65	26/08/2005
MBLAGS	102,340	$23.94	30/08/2005
MBLAGU	1,668	$25.85	29/09/2005
MBLAGV	5,000	$25.59	28/09/2005
MBLAGW	10,000	$25.59	14/10/2005
MBLAGX	12,500	$26.12	15/10/2005
MBLAHC	4,168	$24.36	13/10/2005
MBLAHD	1,668	$24.24	22/12/2005
MBLAHE	5,000	$26.45	27/12/2005
MBLAHF	5,000	$27.63	28/12/2005
MBLAHG	12,500	$26.32	29/12/2005
MBLAHH	5,834	$26.57	12/12/2005
MBLAHI	1,668	$27.56	11/12/2005
MBLAHM	5,000	$27.83	30/01/2006
MBLAHO	5,000	$27.86	3/01/2006
MBLAHP	5,000	$27.93	12/01/2006
MBLAHS	5,000	$27.71	5/01/2006
MBLAHT	3,334	$26.95	8/01/2006
MBLAHW	12,500	$27.46	16/01/2006
MBLAHX	1,668	$27.71	17/01/2006
MBLAHY	12,500	$27.71	18/01/2006
MBLAIA	12,500	$28.29	19/01/2006
TOTAL	**25,787,144**		

Document furnished to United States
Securities and Exchange Commission by
Macquarie Bank Limited.

File Number: 82-34740

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Allan E Moss
Date of last notice	21 April 2004 but January 2002 re China Housing Investment Fund No. 2 (CHIF 2) units.

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	3 May 2004
No. of securities held prior to change	500,000 units
Class	ordinary CHIF 2 units
Number acquired	nil
Number disposed	500,000 units
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A total cash distribution over the life of the investment of A$631,312.19.
No. of securities held after change	Nil

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Final distribution due to winding up of CHIF 2

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 11 May 2004

Document furnished to United States
Securities and Exchange Commission by
Macquarie Bank Limited.

File Number: 82-34740

RECEIVED

2006 MAY 11 A 10: 13

Rule 3.19A.2

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Macquarie Bank Limited
ABN   46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Catherine B Livingstone
Date of last notice	26 November 2003 in respect of Macquarie Bank Limited fully paid ordinary shares ("MBL Shares") and Initial Director's Interest Notice lodged on 25 November 2003 in respect of Macquarie CountryWide Trust Units ("MCW Units")

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Held by UBS Private Clients Australia Nominees Pty Limited as nominee for Catherine Livingstone and Michael Satterthwaite.
Date of change	19 December 2003 in relation to MBL Shares and 12 February 2004 in relation to MCW Units.

+ See chapter 19 for defined terms.

No. of securities held prior to change	MBL Shares: 2,500 shares held by Catherine Livingstone 1,844 shares held by UBS Private Clients Australia Nominees Pty Limited as nominee for Catherine Livingstone and Michael Satterthwaite. 1,530 shares held by Easdale Pty Limited as trustee of the Michael Satterthwaite Superannuation Fund of which Catherine Livingstone is a beneficiary MCW Units: 11,192 units held by UBS Private Clients Australia Nominees Pty Limited as nominee for Catherine Livingstone and Michael Satterthwaite.
Class	MBL fully paid ordinary shares MCW ordinary units
Number acquired	28 MBL Shares 482 MCW Units
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	MBL Shares: $34.04 per shares MCW Units: $1.6499 per unit

No. of securities held after change	MBL Shares:
	2,500 shares held by Catherine Livingstone
	1,872 shares held by UBS Private Clients Australia Nominees Pty Limited as nominee for Catherine Livingstone and Michael Satterthwaite.
	1,530 shares held by Easdale Pty Limited as trustee of the Michael Satterthwaite Superannuation Fund of which Catherine Livingstone is a beneficiary
	MCW Units:
	11,674 units held by UBS Private Clients Australia Nominees Pty Limited as nominee for Catherine Livingstone and Michael
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	The MBL Shares and the MCW Units were issued under a dividend reinvestment plan and a distribution reinvestment plan, respectively.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	

+ See chapter 19 for defined terms.

Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 7 May 2004